Exhibit 99.75

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

IMMUNOPRECISE ANTIBODIES LTD.
3204-4464 Markham Street
Victoria, BC V8Z 7X8

(the “Company”)

Item 2.	Date of Material Change

June 29, 2020

Item 3.	News Release

The news release was issued on June 29, 2020 and was disseminated by Newswire.

Item 4.	Summary of Material Change

The Company announced the identification of numerous lead candidate antibodies with highly- potent neutralizing activity in vitro, which are being manufactured for further testing and possible inclusion in the Company’s PolyTopeTM mAb Therapy to combat the COVID-19 pandemic.

Item 5.	Full Description of Material Change

Please refer to the Company’s news release disseminated on June 29, 2020, a copy of which is attached hereto.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

For further information, please contact:

Jennifer Bath
Chief Executive Officer
(250) 483-0308

Item 9.	Date of Report

June 30, 2020

Schedule A

IPA Confirms Discovery of Fully Human, Potent, Neutralizing Antibodies Targeting SARS-CoV-2

IPA Announces Discovery of Functional Antibodies from Humans and Llama (VHH), Identified Using IPA Phage Display Technology

VICTORIA, June 29, 2020 / - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTCQB: IPATF) (FSE:TQB2), an experienced leader in full-service, therapeutic antibody discovery and development, today announced the identification of numerous lead candidate antibodies with highly-potent neutralizing activity in vitro, which are being manufactured for further testing and possible inclusion in the Company’s PolyTopeTM mAb Therapy to combat the COVID-19 pandemic.

On March 12th, 2020, ImmunoPrecise announced several preclinical programs currently being undertaken to assist in the efforts against SARS-CoV-2. Today’s announcement updates the Company’s progress on the development of a PolyTope™ mAb therapy designed to treat severely ill patients, as well as protect high-risk individuals such as those exposed to the virus, front-line workers, the elderly, and the immunocompromised.

ImmunoPrecise deployed several proprietary discovery platforms that leveraged the immune systems of humans, llama, rabbits and Ligand Pharmaceutical’s (NASDAQ:LGND) OmniAb® genetically engineered rats producing human antibodies. The neutralizing antibodies announced today are the result of functional screenings from the top 300 lead antibodies analyzed from the human and llama campaigns. The Company has stated that functional analysis of the remaining 1,300 lead antibodies from the rabbit and OmniAb® rat campaigns were performed independently, and they anticipate the release of the preliminary functional data screens from these additional programs in the near future.

“Arriving at this critical point in our preliminary research with many lead, functional therapeutic candidates is indicative of the broad scientific scope of IPA’s anti-COVID-19 programs,” stated Dr.

Jennifer Bath, CEO and President of IPA. “An effective cocktail therapy for COVID-19, targeting multiple epitopes on the virus, could prove fundamental in combating this pandemic in an effective and enduring way.”

The Company’s scientific approach has led to a diverse set of lead antibody candidates, and thus far has generated many potently neutralizing antibodies to multiple epitopes, supporting the Company’s aim of generating a therapeutic that retains efficacy, even as SARS-CoV-2 continues to evolve. To further support the Company’s robust scientific approach, IPA is preparing to test these lead antibodies against additional, documented, mutated strains of the virus.

The Company anticipates pre-clinical studies will begin summer 2020.

Jennifer Bath, Ph.D., Chief Executive Officer of ImmunoPrecise, has reviewed and approved the scientific disclosure of this news release.

The use of therapeutics for humans in clinical trials will require approval of the applicable government regulation agency, e.g. The Company is not making any express or implied claims that its product has the ability to eliminate, cure or contain COVID-19 (or SARS-CoV-2) at this time.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery Contract Research Organization offering species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe, for its pharmaceutical clients. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

For further information: ImmunoPrecise Antibodies Ltd., Jennifer Bath, CEO, Phone: 1-250-483-0308, 3204-4464 Markham Street, Victoria, BC V8Z 7X8, www.immunoprecise.com

For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by

ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, ImmunoPrecise may not be successful in the development of any vaccine, therapy or diagnostic kits to be used in the prevention, treatment or diagnosis of SARS-CoV-2, actual revenues and earnings for IPA being lower than anticipated, potential adverse impacts due to the global COVID-19 pandemic such as delays in regulatory review, manufacturing and clinical trials, supply chain interruptions and disruption of the global economy, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. SOURCE ImmunoPrecise Antibodies